Exhibit 99.1

China Gerui Advanced Materials Group Limited Announces Unaudited First Quarter 2014 Financial Results and Reiterates Fiscal Year 2014 Revenue Guidance

ZHENGZHOU, China, May, 20, 2014 /PRNewswire-FirstCall/ -- China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) ("China Gerui," or the "Company"), a leading high- precision, cold-rolled steel producer in China, today announced unaudited first quarter financial results for the three months ended March 31, 2014 and reiterated 2014 revenue guidance of $175-$180 million.

“As we had previously announced, first quarter financials reflected the tumultuous performance of the steel sector in China as well as a seasonally slow first quarter due to various national holidays that impacted normalized operations. Despite challenging macroeconomic headwinds affecting China’s steel industry and tightened credit policies, we are reiterating China Gerui’s $175 - $180 million revenue guidance for fiscal year 2014. Our financial guidance includes our expectations for sequential improvement in the second through fourth quarters,” commented Mr. Mingwang Lu, Chairman and Chief Executive Officer of China Gerui. “We are closely monitoring current market conditions and we believe we have realistic strategies and competitive advantages to capture additional market share, regain profitability and improve shareholder value.”

“We are focused on our near-term growth opportunities with new products and new markets and believe this strategy will enable us to regain profitability as a leading premium steel processor,” said Mr. Lu.  “We remain cautiously optimistic about opportunities to continue to grow the business in 2014 and are committed to take any appropriate actions to further bolster near-term shareholder value.”

First Quarter Results

Revenue decreased 42.0% to $26.4 million in the first quarter of 2014 from $45.6 million in the first quarter of 2013.  The decrease in revenue was primarily due to a 13% decrease in the Company’s average selling price to $638 per ton for the first quarter of 2014 as compared to an average selling price of $733 per ton for the first quarter of 2013 as well as a 33% decrease in sales volume to approximately 41,445 tons for the first quarter of 2014 as compared to approximately 62,240 tons for the same quarter of 2013.

Gross profit decreased 123.9% to ($1.2 million) in the first quarter of 2014 from $5.2 million in the same quarter of 2013.  Gross loss margin was 4.7% in the first quarter of 2014 compared to a gross profit margin of 11.4% in the first quarter of 2013.  The decrease in gross margin compared with a year ago was primarily due to lower sales volume pegged against the relatively fixed depreciation and amortization expenses accounted for in the cost of goods sold. As anticipated, the Company recorded lower sales as the economic slowdown in China continued and domestic consumption declined in the first quarter of 2014. The resulting reduction in steel demand continued to drive the severe competition and pricing pressures currently in the marketplace during the quarter.

Operating income decreased 283.6% to ($3.8 million) in the first quarter of 2014, from operating income of $2.1 million for the first quarter of 2013.  The decrease in operating income in the first quarter of 2014 was primarily due to a 123.9% decrease in gross profit.

Net loss was $4.2 million in the first quarter of 2014, or $0.07 per fully diluted share, compared to a net loss of $0.1 million, or nil per share in the first quarter of 2013.

Non-GAAP adjusted EBITDA was ($0.2 million) in the first quarter of 2014, or (0.7%) of revenue, compared to $5.1 million, or 11.1% of revenue, in the first quarter of 2013. Non-GAAP adjusted EBITDA is defined as earnings before net interest expense, taxes, depreciation, amortization for the first quarter of 2014 and a one-time, stock-based compensation expense incurred in the first quarter of fiscal year 2013.*

* Please see the section below entitled "Use of Non-GAAP Adjusted Financial Measures" and the reconciliation table at the end of this press release for an explanation and quantitative comparison of the non-GAAP measures used in this press release to their GAAP equivalents.

Financial Condition

As of March 31, 2014, the Company had $230.7 million in unrestricted cash, $18.6 million in current certificates of deposit, and an additional $75.5 million in restricted cash, as compared to $237.1 million in unrestricted cash, $24.2 million in current certificates of deposit and an additional $114.8 million in restricted cash as of December 31, 2013. The Company's short-term debt consisted of notes payable, term loans and financing obligation (current portion) that totaled $246.0 million at March 31, 2014, compared to $282.9 million as of December 31, 2013. The Company had long-term debt $11.0 million in financing obligation (net of current portion) at March 31, 2014, compared to $13.0 million as of December 31, 2013. Shareholders' equity was $286.6 million at March 31, 2014 as compared to $299.1 million as of December 31, 2013. Net cash provided by operating activities for the three months ended March 31, 2014 was $2.2 million compared with $3.9 million in the first quarter of 2013.

Recent Developments

China Gerui’s laminated production line began commercial production in the second quarter of 2014 as planned, enabling the Company to provide its customers within the food and beverage packaging and home decoration industries with innovative, environmentally friendly material solutions through the more comprehensive portfolio of high-value, specialty steel niche products. As the new laminated products roll out, the Company believes it will regain limited pricing power, improve margins and reach optimal utilization by the end of 2014. The Company expects to compete in the higher growth steel market, provide better solutions for customers, and further obtain larger market share.

Since the launch of the share repurchase program in April 2011, as of March 31, 2014 the Company repurchased a total of 2,010,918 ordinary shares at an average price of $3.06 per share for a total repurchase price of approximately $6.1 million.

2014 Financial Guidance

The Company is reiterating full year 2014 revenue guidance in the range of $175 million to $180 million predicated on the launch of its laminated steel products as scheduled and slightly improved pricing power with an expanded portfolio of specialty products. The Company may adjust such guidance as changing macroeconomic conditions and operational and competitive challenges dictate.

Industry and Business Update

China’s steel industry has undergone the worst quarter since 2000, according to the China Iron and Steel Association (CISA).  Its top steelmakers recorded a combined loss of $379 million in the first quarter, with over 45 percent of Chinese steel companies suffering losses, 15 percent higher than the first quarter of 2013.

In the face of hampered macroeconomic conditions due to oversupply and extreme price volatility, China Gerui is leveraging its high-end niche, cold-rolled specialty processing capabilities to look ahead to new product introductions and new markets to weather through this cycle and create a path for progressive improvement in operational performance for the duration of 2014.

While the credit situation continues to tighten and local Chinese banks stop granting new facilities or reduce existing loan facilities to small and medium enterprises in industries with excess capacity such as steel, cement, flat glass, aluminum and shipbuilding, China Gerui is tightening its internal fiscal policy to undertake cash investments and corporate actions that will only generate near-term positive returns on investment.

During the first quarter of 2014, selling prices were reduced in relation to the declining raw material costs, but we were able to remain competitive and preserve market share with key clients. Production has been maintained at current levels to avoid creating an aggressive pricing environment with lower-grade, cold-rolled steel producers or larger-scale steel producers. Pricing concessions have been difficult to reverse with current market conditions. However, China Gerui believes that with its leading industry position, concessions can be reversed and prices enhanced as market conditions improve over time.

The Company believes that utilization of its wide- and narrow-strip cold-rolled steel capacity was 60%-62% in the first quarter of 2014 compared with approximately 67% during the fourth quarter of 2013. The Company's utilization of its chromium-plating production lines was approximately 51% in the first quarter of 2014 compared to 49% during the fourth quarter of 2013. Chromium-plating utilization will continue to rise as the production line is operating at commercial run rates and a major customer reorganizes its production operations to incorporate chromium-plated steel.

"We are committed to building China Gerui into a global player in the steel industry by offering a more comprehensive product mix to develop a larger, more diversified domestic and international customer base. The Company's new steel products are differentiating us from many of our smaller competitors, and our new products are expected to aide our gross margin by creating opportunities in higher-margin, specialized steel segments. In addition, we continue to enhance our production efficiency to position China Gerui to compete in this challenging competitive domestic environment and to be poised to benefit from a rebound in the steel market," Mr. Lu concluded.

Conference Call Information

The Company will also host a conference call at 9:00 am EDT/(9:00 pm Beijing Time) on Tuesday, May 20, 2014.

Listeners may access the call by dialing +1 (877) 407-0782 five to ten minutes prior to the scheduled conference call time.  International callers should dial +1 (201) 689-8567.

A replay of the conference call will be available for 14 days starting from 12:00 pm EDT on Tuesday, May 20, 2014.

To access the replay, dial +1 (877) 660-6853.  International callers should dial at +1 (201) 612-7415.  The pass code is 13582958.

A live and archived webcast of the call will be available on the Company's website at http://www.geruigroup.com/Investors.html.  To listen to the live webcast, please go to the Company's website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

Use of Non-GAAP Financial Measures

This release includes the use of non-GAAP EBITDA, which are financial measures that are not defined by U.S. generally accepted accounting principles, or U.S. GAAP. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of a registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in the statement of income, balance sheet, or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. Pursuant to the requirements of Regulation G, the Company has included with this press release a table which includes a reconciliation of non-GAAP EBITDA to the most directly comparable respective U.S. GAAP financial measures. Non-GAAP EBITDA is defined in this earnings release as earnings before interest, taxes, depreciation, and amortization that were incurred in the fiscal year ended December 31, 2013. The Company's management believes that the presentation of these non-GAAP financial measures provides useful information regarding the Company’s results of operations because it assists in analyzing and benchmarking the performance and value of the Company’s business. The Company's calculation of non-GAAP EBITDA may not be consistent with similarly titled measures of other companies.

About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited is a leading niche and high value-added steel processing company in China. The Company produces high-end, high-precision, ultra-thin, high- strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food and industrial packaging, construction and household decorations materials, electrical appliances, and telecommunications wires and cables. For more information, please visit http://www.geruigroup.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.
All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2013and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the SEC, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Company Contact:	Investor Relations Contacts:
Email: investors@geruigroup.com	Vivian Chen	Kevin Theiss
Website: www.geruigroup.com	Managing Director	Account Director
	Grayling	Grayling
	Phone: 646-284-9427	Phone: 646-284-9409
	Email: vivian.chen@grayling.com	Email: kevin.theiss@grayling.com

- Financial Tables Follow –

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
(UNAUDITED) CONSOLIDATED BALANCE SHEETS
(IN US DOLLARS)

	(Unaudited)
	March 31, 2014	December 31, 2013
Assets

Current assets
Cash	$230,668,979	$237,060,422
Certificates of deposit	18,579,885	24,200,075
Restricted cash	75,528,456	114,803,746
Accounts receivable, net	3,543,944	2,693,510
Notes receivable	57,353	446,008
Inventories	16,529,976	17,496,675
Prepaid purchases	49,015,535	52,772,830
Prepaid expenses	1,445,020	1,465,287
Available-for-sale securities	8,043,241	-
Other receivables, net	663,268	3,123,914

Total current assets	404,075,657	454,062,467

Non-current assets
Property, plant and equipment, net	129,587,403	132,974,737
Land use right, net	29,953,400	30,997,489
Deposit on acquisition of property, plant and equipment	5,235,525	2,184,217
Other receivable	6,173,513	6,339,434

Total non-current assets	170,949,841	172,495,877

Total assets	$575,025,498	$626,558,344

Liabilities and stockholders' equity

Current Liabilities
Accounts payable	$10,047,999	$8,471,560
Notes payable	167,781,996	225,812,313
Term loans	71,504,407	50,299,816
Financing obligation, sale-leaseback, current portion	6,741,848	6,813,055
Land use right payable	1,422,442	1,460,671
Income tax payable	328,013	336,829
Customers deposits	13,636,205	14,411,044
Accrued liabilities and other payables	6,051,360	6,799,128

Total current liabilities	277,514,270	314,404,416

Non-current liabilities
Financing obligation, sale-leaseback, net of current portion	10,958,189	13,025,260

Total non-current liabilities	10,958,189	13,025,260

Total liabilities	288,472,459	327,429,676

Commitments and Contingencies
Stockholders' equity
Common stock,
Common stock, 100,000,000 shares authorized with no par value;
59,823,730 shares issued,
59,522,910 shares outstanding as of
March 31, 2014 and December 31, 2013, respectively	140,418,118	140,418,118
Treasury stock, at cost, 300,820
as of March 31, 2014 and December 31, 2013	(498,799)	(498,799)
Retained earnings	123,779,490	127,963,861
Accumulated comprehensive income	22,854,230	31,245,488

Total stockholders' equity	286,553,039	299,128,668

Total liabilities and stockholders' equity	$575,025,498	$626,558,344

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(IN US DOLLARS)

	For the Three Months Ended March 31, (Unaudited)
	2014	2013
Revenue	$26,439,733	$45,610,707
Cost of revenue	(27,682,577)	(40,404,115)
Gross (Loss)/Profit	(1,242,844)	5,206,592
Operating expenses:
General and administrative expenses	(2,394,099)	(2,403,101)
Selling and marketing expenses	(162,270)	(734,347)
Total operating expenses	(2,556,369)	(3,137,448)
Operating (loss)/income	(3,799,213)	2,069,144
Other income and (expense):
Interest income	1,026,211	1,236,539
Interest expenses	(1,615,794)	(3,359,531)
Sundry income	204,425	98,598

(Loss)/Income before income taxes	(4,184,371)	44,750
Income tax expense	-	(139,824)
Net loss	$(4,184,371)	$(95,074)

Net loss per share
- Basic	$(0.07)	$ Nil
- Diluted	$(0.07)	$ Nil

Weighted average common shares outstanding
- Basic	59,522,910	59,561,899
- Diluted	59,522,910	59,561,899

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(IN US DOLLARS)

	For the Three Months Ended March 31,
	2014	2013

Cash flows from operating activities:

Net loss	$(4,184,371)	$(95,074)

Adjustments to reconcile net loss to net
cash from operating activities:
Depreciation of property, plant and equipment	3,222,437	2,784,268
Amortization of land use right	185,487	83,651
Stock-based compensation	-	32,891
Bad debts recovered	(137,320)	-

Changes in assets and liabilities:
Accounts receivable, net	(797,009)	(301,047)
Notes receivable, net	381,666	51,473
Inventories	515,085	(3,104,610)
Prepaid expenses	(17,514)	(29,083)
Prepaid purchases	2,405,615	(2,985,613)
Other receivable	(195,421)	574,305
Accounts payable	1,820,508	(542,970)
Income tax payable	-	139,824
Customers deposit	(402,604)	5,600,513
Accrued liabilities and other payables	(580,554)	1,731,949

Net cash provided by operating activities	2,216,005	3,940,477

Cash flows from investing activities:
Cash paid for property, plant and equipment	(7,597,740)	(4,895,806)
Repayment of advance to unrelated third parties	2,605,821	445,863
Repayment of advance to related parties	-	213,629
Investment in certificates of deposit, net	5,048,778	(4,986,408)
Cash paid for available-for-sale securities	(8,143,190)	-

Net cash used in investing activities	(8,086,331)	(9,222,722)

Cash flows from financing activities:
Repayment of term loans	(9,771,828)	(9,651,112)
Proceeds from term loans	32,572,759	12,868,150
Repayment of financing obligations, sale-leaseback	(1,639,174)	-
Repayments of notes payable	(134,362,633)	(158,278,242)
Proceeds from notes payable	81,594,762	165,516,576
Changes in restricted cash, net	36,721,282	1,126,378
Repayment of advance from unrelated third parties	-	(1,608,519)

Net cash provided by financing activities	5,115,168	9,973,231

Net (decrease)/increase in cash	(755,158)	4,690,986

Effect on change of exchange rates	(5,636,285)	618,233

Cash as of January 1	237,060,422	228,861,009

Cash as of March 31	$230,668,979	$234,170,228

Supplemental disclosures of cash flow information:

Cash paid during the period for:
Interest paid	$1,615,795	$3,358,533

Non-cash paid during the period for:
Acquisition of property, plant and equipment settled by deposit paid	$3,798,950	$-

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
RECONCILIATION OF NON-GAAP FINANCIAL DATA (UNAUDITED)

	Non-GAAP EBITDA
	For the Three Months Ended March 31,
	2014	2013
Net Loss, GAAP amount per consolidated statement of income	$(4,184,371)	$(95,074)
Interest income	(1,026,211)	(1,236,539)
Interest expenses	1,615,794	3,359,531
Income tax expense	-	139,824
Depreciation of property, plant and equipment	3,222,437	2,784,268
Amortization of land use right	185,487	83,651

Non-GAAP EBITDA	$(186,864)	$5,035,661
Stock based compensation	-	32,891
Non-GAAP Adjusted EBITDA	$(186,864)	$5,068,552